Exhibit 99.1

On Reports Results for the Third Quarter and Nine-Month Period Ended September 30, 2023
•On reports strong results for the first nine months of 2023, reaching CHF 1,345.0 million in net sales YTD. Q3 2023 net sales increased by 46.5%, or by approximately 58% on a constant currency basis when compared to the same period in 2022. Growth in the three-month period was driven by On's direct-to-consumer (“DTC”) channel, recording a growth of 54.6% when compared to the same period in 2022, reflecting the strength of the On brand and ongoing ambition for DTC to outgrow wholesale.
•Q3 2023 presents On's strongest quarter in history across numerous measures. Net sales of CHF 480.5 million, net income of CHF 58.7 million, adjusted EBITDA of CHF 81.3 million, as well as a significant positive cash flow offer a showcase of On's ambition to combine strong growth with attractive and increasing profitability.
•On reaches its highest gross profit margin since its IPO two years ago, increasing to 59.9% in the third quarter 2023 from 57.1% in the comparable period in 2022. The increase was driven by the continued high full-price sales, the increased DTC share versus the prior year comparison period, favorable freight and FX rates, as well as the discontinuation of extraordinary airfreight usage.
•Based on the strong results in the first nine months of 2023 and the confidence in the ongoing strength and demand for the On brand, On is raising its previous net sales outlook for the full year 2023 to CHF 1.79 billion. In addition, On now expects to reach a higher gross profit margin of at least 59.0% for the full year 2023, while maintaining the outlook for a 15.0% adjusted EBITDA margin.
•Supported by exceptional athlete successes, the On brand continues to gain popularity and performance credibility across the globe. A highlight in recent weeks was Hellen Obiri's win at the New York City Marathon, becoming the first woman in 34 years to win the marathon in New York and Boston in the same season. In addition, On athletes and tennis sensations Iga Świątek and Ben Shelton each finished off their season with a tournament victory, in Iga's case reclaiming the women's world number 1 position.

ZURICH, Switzerland, November 14, 2023 - On Holding AG (NYSE: ONON) (“On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” or “us”), has announced its financial results for the third quarter and nine-month period ended September 30, 2023.

Martin Hoffmann, Co-CEO and CFO of On, said: “The third quarter has not only been the seventh consecutive record top-line quarter, but also our most successful quarter in history across numerous measures. We are extremely grateful for the hard work that our team is putting behind our joint mission. The brand momentum for On’s footwear, apparel and accessories continues to convert into high sales growth across all channels. We are planning to add less additional wholesale doors in the future and to focus on our existing wholesale partners and our own DTC channels, E-com and own retail. With the increased outlook for the full year 2023 and our recently announced Dream On vision for 2026, we are heading into the holiday season with a lot of confidence and are very excited for the road ahead."

Caspar Coppetti, Co-Founder and Executive Co-Chairman of On, said: “We are thrilled about the ongoing strength and momentum of the On brand as we follow our vision to be the most premium global sportswear brand. Innovation and performance are at the core of On, and we are extremely excited about how these elements have once again come to life in the third quarter. We've seen exceptional On athlete performances on the streets, trails, tracks and tennis courts, alongside a number of innovative and exciting product launches. Hellen Obiri's win at the New York City Marathon was of course a huge highlight, and makes our team even more excited for the Paris Olympics 2024."

Third Quarter 2023 Financial and Operating Metrics
Key highlights for the three-month period ended September 30, 2023 compared to the three-month period ended September 30, 2022 include:

•    net sales increased 46.5% to CHF 480.5 million;
•    net sales through the direct-to-consumer (“DTC”) sales channel increased 54.6% to CHF 164.7 million;
•    net sales through the wholesale sales channel increased 42.6% to CHF 315.7 million;
•    net sales in Europe, Middle East and Africa (“EMEA”), Americas and Asia-Pacific increased 19.9% to CHF 144.0 million, 60.5% to CHF 294.9 million and 71.5% to CHF 41.6 million, respectively;
•    net sales from shoes, apparel and accessories increased 47.0% to CHF 456.9 million, 31.8% to 20.1 million and 84.2% to 3.5 million, respectively;
•gross profit increased 53.5% to CHF 287.7 million from CHF 187.4 million;
•    gross profit margin increased to 59.9% from 57.1%;
•    net income increased 184.4% to CHF 58.7 million from CHF 20.6 million;
•    net income margin increased to 12.2% from 6.3%;
•    basic earnings per share (“EPS”) Class A (CHF) increased to CHF 0.18 from CHF 0.07;
•diluted EPS Class A (CHF) increased to CHF 0.18 from CHF 0.06;
•adjusted EBITDA increased 44.3% to CHF 81.3 million from CHF 56.3 million;
•adjusted EBITDA margin decreased to 16.9% from 17.2%;
•adjusted net income increased to CHF 65.5 million from CHF 22.3 million;
•adjusted basic EPS Class A (CHF) increased to CHF 0.21 from CHF 0.07; and
•adjusted diluted EPS Class A (CHF) increased to CHF 0.20 from CHF 0.07.

Key highlights for nine-month period ended September 30, 2023 compared to the nine-month period ended September 30, 2022 include:
•net sales increased 57.2% to CHF 1,345.0 million;
•net sales through the DTC sales channel increased 57.4% to CHF 465.2 million;
•net sales through the wholesale sales channel increased 57.2% to CHF 879.8 million;
•net sales in EMEA, Americas and Asia-Pacific increased 31.3% to CHF 376.3 million, 68.9% to CHF 861.7 million and 82.7% to CHF 107.0 million, respectively;
•net sales from shoes, apparel and accessories increased 57.9% to CHF 1,285.6 million, 40.9% to CHF 50.4 million and 60.9% to CHF 8.9 million, respectively;
•gross profit increased 69.5% to CHF 797.1 million from CHF 470.3 million;
•gross profit margin increased to 59.3% from 55.0%;
•net income increased 26.4% to CHF 106.3 million from CHF 84.1 million;
•net income margin decreased to 7.9% from 9.8%;
•basic EPS Class A (CHF) increased to CHF 0.33 from CHF 0.27;
•diluted EPS Class A (CHF) increased to CHF 0.33 from CHF 0.26;
•adjusted EBITDA increased 98.1% to CHF 205.0 million from CHF 103.5 million;
•adjusted EBITDA margin increased to 15.2% from 12.1%;
•adjusted net income increased 50.0% to CHF 126.1 million from CHF 84.1 million;
•adjusted basic EPS Class A (CHF) increased to CHF 0.40 from CHF 0.27; and
•adjusted diluted EPS Class A (CHF) increased to CHF 0.39 from CHF 0.26.

Key highlights as of September 30, 2023 compared to December 31, 2022 included:
•cash and cash equivalents increased by 16.4% to CHF 432.0 million from CHF 371.0 million; and
•net working capital was CHF 581.7 million as of September 30, 2023, which reflects an increase of 26.7% compared to December 31, 2022.

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital are non-IFRS measures used by us to evaluate our performance. Furthermore, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital enhance investor understanding of our financial and operating performance from period to period because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. For a detailed description and a reconciliation to the nearest IFRS measure, see the section below titled “Non-IFRS Measures”.

Outlook
Supported by the continuously increasing popularity and awareness of the On brand, On has achieved three record quarters in the first nine months of 2023 and a YTD net sales growth rate of 57.2%. On is heading into the holiday season with confidence in the strength of the On brand and in the strength of our products.

Following On's outperformance versus expectations, as well as the visibility into the fourth quarter, On is increasing its net sales outlook for the year ending December 31, 2023 by CHF 30 million, and now expects to reach CHF 1.79 billion, implying a full-year growth rate of over 46%. The updated outlook further implies a reported growth rate of 21% in the fourth quarter of 2023 (over 30% on a constant currency basis), which will again be driven by On's DTC channel. Due to a number of transitory impacts, On anticipates a fourth quarter wholesale growth rate of high single digit. These transitory impacts include the early holiday shipment of some wholesale orders recorded in the third quarter of 2023, resulting in an element of pull forward of Q4 volumes. In addition, the fourth quarter will see the initial impacts of the announced strategic wholesale door closures in the EMEA region. Finally, wholesale volumes in the prior year period had further been shifted to the fourth quarter given a disruption of operations in the third quarter of 2022, resulting in a more challenging comparison period for the fourth quarter.

Going forward, the ability for DTC to outgrow wholesale on an ongoing basis will be driven by the strength of On's existing own channels, supported by On's accelerated rollout of its own retail store concepts, as announced at the recent Investor Day. In addition, the trend will be supported by the lower number of new wholesale channel door additions in relation to the overall door count, implying reduced incremental growth from new wholesale channel doors.

The higher DTC share, alongside On's premium positioning and ongoing high full-price share will further support the achievement of higher gross profit margins in the future. The very strong gross profit margin YTD, as well as the outlook for a further increase in DTC share in the fourth quarter, gives On additional confidence to exceed its previously stated gross profit margin ambition for the full year 2023. On now expects to reach at least 59.0% gross profit margin for the year, with the ability to drive beyond this threshold in case of a continued favorable environment.

The increased net sales and gross profit margin outlook allow On to invest in additional brand building opportunities in the fourth quarter, while maintaining the full year outlook on adjusted EBITDA margin at 15.0%.

Other than with respect to IFRS net-sales and gross profit margin, On only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. As a result, we are not able to forecast with reasonable certainty all deductions needed in order to provide a reconciliation to net income. The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of risks and uncertainties, including those stated below and in our filings with the U.S. Securities and Exchange Commission (the "SEC").

Conference Call Information
A conference call to discuss third quarter results is scheduled for November 14, 2023 at 8 a.m. U.S. Eastern time (2 p.m. Central European Time). Those interested in participating in the call are invited to dial the following numbers:

United States:        +1 646 307 19 63
United Kingdom:    +44 203 481 42 47
Switzerland:        +41 43 210 51 63

No access code necessary.

Additionally, a live webcast of the conference call will be available on the Company's investor relations website and under the following link: https://events.q4inc.com/attendee/439676935. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

About On
On was born in the Swiss Alps with one goal: to revolutionize the sensation of running by empowering all to run on clouds. Thirteen years after market launch, On delivers industry-disrupting innovation in premium footwear, apparel, and accessories for high-performance running, outdoor, training, all-day activities and tennis. Fueled by customer-recommendation, On’s award-winning CloudTec® innovation, purposeful design and groundbreaking strides in sportswear’s circular economy have attracted a fast-growing global fanbase — inspiring humans to explore, discover and Dream On. On is present in more than 60 countries globally and engages with a digital community on www.on.com.

Non-IFRS Measures
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital are financial measures that are not defined under IFRS. We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. We believe that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS measures enhance investor understanding of our financial and operating performance from period to period, because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. In particular, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income and net working capital are measures commonly used by investors to evaluate companies in the sportswear industry.
However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. The tables below reconcile each non-IFRS measure to its most directly comparable IFRS measure.

As noted above, we do not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. The amount of these deductions may be material and, therefore, could result in projected net income being materially less than projected adjusted EBITDA. These statements represent forward-looking information and may represent a financial outlook, and actual results may vary. Please see the risks and assumptions referred to in the Forward-Looking Statements section of this news release.

We also present certain information related to our current period results of operations through “constant currency,” which is a non-IFRS financial measure and should be viewed as a supplement to our results of operations under IFRS. Constant currency represents current period results that have been retranslated using exchange rates used in the prior year comparative period to enhance the visibility of the underlying business trends excluding the impact of foreign currency exchange rate fluctuations.

Forward-Looking Statements
This press release includes estimates, projections, statements relating to the Company's business plans, objectives, and expected operating results that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In many cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expects," "plans," "anticipates," "outlook," "believes," "intends," "estimates," "predicts," "potential" or the negative of these terms or other comparable terminology. These forward-looking statements also include the Company's guidance and outlook statements. These statements are based on management's current expectations but they involve a number of risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in the forward-looking statements as a result of risks and uncertainties, which include, without limitation: the strength of our brand and our ability to maintain our reputation and brand image; our ability and the ability of our independent manufacturers and other suppliers to follow responsible business practices; our ability to implement our growth strategy; the concentration of our business in a single, discretionary product category, namely footwear, apparel and accessories; our ability to continue to innovate and meet consumer expectations; changes in consumer tastes and preferences including in products and sustainability, and our ability to connect with our consumer base; our generation of net losses in the past and potentially in the future; our limited operating experience in new markets; our ability to open new stores at locations that will attract customers to our premium products; our ability to compete and conduct our business in the future; health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic; general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the Russia-Ukraine conflict; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to strengthen our DTC channel; our ability to execute on our sustainability strategy and achieve our sustainability-related goals and targets, including sustainable product offerings; our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; supply chain disruptions, inflation and increased costs in supplies, goods and transportation; the availability of qualified personnel and the ability to retain such personnel, including our extended founder team; our ability to accurately forecast demand for our products and manage product manufacturing decisions; our ability to distribute products through our wholesale channel; changes in commodity, material, labor, distribution and other operating costs; our international operations; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; security breaches and other disruptions to our IT systems; increased hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine; our reliance on complex IT systems; financial accounting and tax matters; any material weaknesses identified in our internal control over financial reporting and remediation efforts; the potential impact of, and our compliance with, new and existing laws and regulations; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements. The forward-looking statements made herein speak only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as may be required by law.

For investor and media inquiries
Investor Contact:
On Holding AG
Jerrit Peter
investorrelations@on.com
or
ICR, Inc.
Brendon Frey
brendon.frey@icrinc.com

Media Contact:
On Holding AG
Vesna Stimac
press@on.com

Source: On
Category: Earnings

Consolidated Financial Information
Consolidated interim statements of income
(unaudited)

	Three-month period ended September 30,		Nine-month period ended September 30,
(CHF in millions)	2023	2022	2023	2022

Net sales	480.5	328.0	1,345.0	855.4
Cost of sales	(192.8)	(140.6)	(547.9)	(385.0)
Gross profit	287.7	187.4	797.1	470.3
Selling, general and administrative expenses	(229.9)	(146.7)	(657.6)	(399.9)
Operating result	57.8	40.7	139.5	70.4
Financial income	1.0	1.9	7.3	3.3
Financial expenses	(3.2)	(2.5)	(6.8)	(5.5)
Foreign exchange result	13.8	(15.3)	(25.9)	34.1
Income before taxes	69.3	24.7	114.1	102.3
Income tax expense	(10.6)	(4.1)	(7.7)	(18.2)
Net income	58.7	20.6	106.3	84.1
Earnings per share
Basic EPS Class A (CHF)	0.18	0.07	0.33	0.27
Basic EPS Class B (CHF)	0.02	0.01	0.03	0.03

Diluted EPS Class A (CHF)	0.18	0.06	0.33	0.26
Diluted EPS Class B (CHF)	0.02	0.01	0.03	0.03

Consolidated interim balance sheets
(unaudited)

(CHF in millions)	9/30/2023	12/31/2022

Cash and cash equivalents	432.0	371.0
Trade receivables	256.9	174.6
Inventories	424.5	395.6
Other current financial assets	51.9	33.2
Other current operating assets	83.9	77.0

Current assets	1,249.3	1,051.5

Property, plant and equipment	86.6	77.2
Right-of-use assets	233.1	151.6
Intangible assets	65.6	70.3
Deferred tax assets	70.9	31.7

Non-current assets	456.1	330.9

Assets	1,705.4	1,382.4

Trade payables	99.8	111.0
Other current financial liabilities	47.8	31.2
Other current operating liabilities	180.7	81.7
Current provisions	9.1	5.0
Income tax liabilities	35.3	13.9

Current liabilities	372.6	242.7

Employee benefit obligations	4.9	6.3
Non-current provisions	8.8	7.2
Other non-current financial liabilities	207.8	138.8
Deferred tax liabilities	17.7	17.9

Non-current liabilities	239.2	170.2

Share capital	33.5	33.5
Treasury shares	(26.4)	(26.1)
Capital reserves	1,125.4	1,105.1
Other reserves	(2.3)	0.0
Accumulated losses	(36.6)	(142.9)

Equity	1,093.5	969.5

Equity and liabilities	1,705.4	1,382.4

Consolidated interim statements of cash flows
(unaudited)

	Nine-month period ended September 30,
(CHF in millions)	2023	2022

Net income	106.3	84.1
Share-based compensation	14.8	2.7
Employee benefit expenses	(2.5)	0.8
Depreciation and amortization	44.5	33.7
Loss on disposal of assets	0.4	1.8
Interest income and expenses	(3.1)	1.1
Net exchange differences	18.8	(45.7)
Income taxes	7.7	18.2
Change in provisions	5.6	(8.9)
Change in working capital	(135.2)	(186.1)
Trade receivables	(85.1)	(74.9)
Inventories	(38.7)	(123.0)
Trade payables	(11.3)	11.9
Change in other current assets / liabilities	72.8	(34.6)
Interests received	7.0	3.2
Income taxes paid	(26.5)	(27.5)
Cash inflow / (outflow) from operating activities	110.7	(157.1)

Purchase of tangible assets	(26.5)	(43.7)
Purchase of intangible assets	(2.6)	(5.6)
Cash (outflow) from investing activities	(29.1)	(49.3)

Payments of lease liabilities	(16.2)	(10.4)
Proceeds on sale of treasury shares related to share-based compensation	6.4	24.7
Interests paid	(3.8)	(4.3)
Cash inflow / (outflow) from financing activities	(13.6)	10.0

Change in net cash and cash equivalents	68.0	(196.4)
Net cash and cash equivalents at January 1	371.0	653.1
Net impact of foreign exchange rate differences	(7.0)	36.3
Net cash and cash equivalents at September 30	432.0	493.0

Reconciliation of Non-IFRS measures
Adjusted EBITDA and Adjusted EBITDA Margin
The table below reconciles net income to adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in millions)	2023	2022	% Change	2023	2022	% Change

Net income	58.7	20.6	184.4%	106.3	84.1	26.4%
Exclude the impact of:
Income taxes	10.6	4.1	158.4%	7.7	18.2	(57.5)%
Financial income	(1.0)	(1.9)	(47.6)%	(7.3)	(3.3)	123.6%
Financial expenses	3.2	2.5	30.8%	6.8	5.5	23.8%
Foreign exchange result	(13.8)	15.3	(190.0)%	25.9	(34.1)	175.9%
Depreciation and amortization	16.6	13.7	20.7%	44.5	33.7	32.3%
Share-based compensation(1)	7.0	1.9	261.8%	21.0	(0.6)	3575.4%
Adjusted EBITDA	81.3	56.3	44.3%	205.0	103.5	98.1%
Adjusted EBITDA Margin	16.9%	17.2%	(1.5)%	15.2%	12.1%	26.0%

(1)    Represents non-cash share-based compensation expense.

Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS
We use adjusted net income, adjusted basic EPS and adjusted diluted EPS as measures of operating performance in conjunction with related IFRS measures.
Adjusted basic EPS is used in conjunction with other non-IFRS measures and excludes certain items (as listed below) in order to increase comparability of the metric from period to period, which we believe makes it useful for management, our audit committee and investors to assess our financial performance over time.
Diluted EPS is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis. For the purpose of operational performance measurement, we calculate adjusted net income, adjusted basic EPS and adjusted diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and includes the tax effect on the tax deductible portion of the non-IFRS adjustments.
The table below provides a reconciliation between net income to adjusted net income, adjusted basic EPS and adjusted diluted EPS for the periods presented:

	Three-month period ended September 30,
(CHF in millions, except per share data)	2023	2023	2022	2022
	Class A	Class B	Class A	Class B

Net income	52.3	6.4	18.4	2.2
Exclude the impact of:
Share-based compensation(1)	6.2	0.8	1.7	0.2
Tax effect of adjustments(2)	(0.1)	—	(0.3)	—
Adjusted net income	58.4	7.1	19.9	2.4

Weighted number of outstanding shares	284,492,782	345,437,500	282,649,491	345,437,500
Weighted number of shares with dilutive effects	3,538,697	11,950,456	1,847,761	6,460,989
Weighted number of outstanding shares (diluted and undiluted)(3)	288,031,479	357,387,956	284,497,253	351,898,489

Adjusted basic EPS (CHF)	0.21	0.02	0.07	0.01
Adjusted diluted EPS (CHF)	0.20	0.02	0.07	0.01
(1)    Represents non-cash share-based compensation expense.
(2)    The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted EPS as Adjusted net income for such periods.

	Nine-month period ended September 30,
(CHF in millions, except per share data)	2023	2023	2022	2022
	Class A	Class B	Class A	Class B

Net income	94.8	11.5	74.9	9.2
Exclude the impact of:
Share-based compensation(1)	18.7	2.3	(0.5)	(0.1)
Tax effect of adjustments(2)	(1.1)	(0.1)	0.5	0.1
Adjusted net income	112.4	13.7	74.9	9.2

Weighted number of outstanding shares	284,083,292	345,437,500	281,890.71	345,437.50
Weighted number of shares with dilutive effects	3,370,615	11,485,662	2,535.82	6,961.18
Weighted number of outstanding shares (diluted and undiluted)(3)	287,453,907	356,923,162	284,426.53	352,398.68

Adjusted basic EPS (CHF)	0.40	0.04	0.27	0.03
Adjusted diluted EPS (CHF)	0.39	0.04	0.26	0.03
(1)    Represents non-cash share-based compensation expense.
(2)    The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted EPS as Adjusted net income for such periods.

Net Working Capital
Net working capital is a financial measure that is not defined under IFRS. We use, and believe that certain investors and analysts, use this information to assess liquidity and management use of net working capital resources. We define net working capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS. Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	As of September 30,	As of December 31,
(CHF in millions)	2023	2022	% Change

Accounts receivables	256.9	174.6	47.1%
Inventories	424.5	395.6	7.3%
Trade payables	(99.8)	(111.0)	(10.1)%
Net working capital	581.7	459.2	26.7%